# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VCI Global Ltd, CIK 0001930510
CUSIP: G98218103
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: B03-C-8 MENARA 3A, KL ECO CITY, NO. 3, B03-C-8 MENARA 3A, KL ECO CITY, NO. 3, KUALA LUMPUR, Malaysia (N8), 59200
Date of event which requires filing of this statement: 12/17/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001477932-24-007870
Filed by CIK 0002004781

## Reporting persons
- Abri Advisors Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tirman Jeffrey: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: VCI Global Ltd
Address of issuer's principal executive offices: B03-C-8 MENARA 3A, KL ECO CITY, NO. 3, B03-C-8 MENARA 3A, KL ECO CITY, NO. 3, KUALA LUMPUR, MALAYSIA, 59200.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 Shares
Percent of class: 0.00
Sole power to vote or to direct the vote: 0 Shares
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 0 Shares
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Abri Advisors Ltd.: /s/ Jeffrey Tirman, President (12/18/2024)
- Tirman Jeffrey: /s/ Jeffrey Tirman, Jeffrey Tirman (12/18/2024)